Exhibit 2.2

ASSET ASSIGNMENT AGREEMENT

THIS ASSET ASSIGNMENT AGREEMENT (hereinafter, this “Agreement”), is made and entered into as of the 10th day of October, 2011, by and between RED ROCK PICTURES HOLDINGS, INC., a Nevada corporation (“Assignor”), REVOLUTION OILS, LLC, aka RED ROCK DIRECT LLC, (“Assignee”), and RENO ROLLE and TODD WISEMAN (collectively, the “Former Principals”) (each, a “Party,” and collectively, “Parties”),  is made with reference to the following facts:

RECITALS

A. WHEREAS, the Assignor carries on the business of producing direct response television commercials and filmed entertainment; and

B. WHEREAS, the Assignor has agreed to assign all of its rights, title and interest in and to; (i) its current direct response television commercial (hosted by Suzanne Somers) (the “Infomercial”), (ii) the book currently entitled The Anti-Aging Miracle by Dr. James William Forsythe, M.D., (together with the Infomercial, the “Somers Project”), and any and all proceeds derived therefrom, including any  health supplements sold as described in the Infomercial, (iii) the feature length film entitled “Endless Bummer”, (iv) the book currently entitled Sleep and Grow Young  by Dr. James William Forsythe, M.D, and (v) the Management Agreement with Mike Flynt ( (collectively, the “Assets”) on the terms and conditions herein provided; and

C. WHEREAS, the Assignor has trademarks, proprietary knowledge and other related information, including, but not limited to, the technical, developmental and commercialization data and information for the Assets which the Parties have agreed will also be assigned to and or otherwise acquired by the Assignee; and

D. WHEREAS, the Assignor owes to the Former Principals, former officers and directors of Assignor, an amount of approximately $ 659,210 in accrued salaries and compensation (the “Accrued Compensation”); and

E. WHEREAS, the Parties agree that the Former Principals will assume principal ownership of the Assignee.

NOW THEREFORE, in consideration of the mutual promises contained herein, and other valuable consideration, the Parties agree as follows:

1.   ASSIGNMENT OF ASSETS.

Subject to the terms and conditions of this Agreement, effective as at the Closing Date, the Assignor will assign and transfer to the Assignee and the Assignee agrees to acquire the Assets from the Assignor, free and clear of all encumbrances.

2.   CONSIDERATION.

2.1   The consideration payable by the Assignee to the Assignor for the assignment of the Assets shall consist of the complete release and discharge of all sums due to the Former Principals for previously owed salary and compensation payments and associated costs, and the assumption by the Assignee of all debt secured by the Assets (“Secured Debt”), represented by the Assumed and Amended Secured Promissory Note in the form attached hereto as Exhibit A, and the Assumed and Amended Security Agreement in the form attached hereto as Exhibit B.

2.2   As an inducement for Assignee to enter into this Agreement, Crisnic Fund S.A. shall wire $5,000 directly to Media Stream Direct for the purpose of purchasing media time to market test the Infomercial. Said wire shall be sent no later than twenty four hours after full and complete execution of this agreement, the  related Assumed and Amended Secured Promissory Note in the form attached hereto as Exhibit A, and the Assumed and Amended Security Agreement. In the event that Crisnic does not send said wire as agreed to above, this Agreement, the related Assumed and Amended Secured Promissory Note in the form attached hereto as Exhibit A, and the Assumed and Amended Security Agreement in the form attached hereto as Exhibit B shall be considered null and void.

3.   CLOSING.

3.1   Closing.  The closing of the Assignment of the Assets shall take place at the offices of Red Rock Pictures Holdings, Inc., or such other place as the Parties may mutually agree (“Closing”), subject to compliance with required corporate action, all applicable state and federal securities regulations and all requisite Securities and Exchange Commission filings.  At the Closing, the Assignor shall deliver to the Assignee all necessary documents as shall be required to convey such Assets to the Assignee in compliance with all applicable laws; the Assignee shall deliver to Assignor all necessary documents to assume, discharge and hold the Assignor harmless for the Secured Debt; and the Former Principals shall deliver all necessary documents to release Assignor from any and all liabilities with regard to the Accrued Compensation.

3.1   Cooperation.  From the date hereof until the Closing, each Party to this Agreement agrees to provide reasonable cooperation to the other Party in the performance of all obligations under this Agreement.  Each Party shall use its reasonable efforts to satisfy or cause to be satisfied, the conditions to the other Party’s closing obligations under this Agreement.

4.   ASSUMPTION OF LIABILITIES.

Subject to the provisions of this Agreement, the Assignee agrees to assume, pay, satisfy, discharge, perform and fulfill, from and after the Closing Date, all obligations and liabilities of the Assignor with respect to the Assets and the Secured Debt, and to hold Assignor harmless therefrom, as well as any agreements entered into by the Assignor in the ordinary course of business with regard to the Assets. For the avoidance of doubt, In no event shall Reno Rolle or Todd Wiseman be held personally liable or accountable to Assignor for any indebtedness, liability and or obligations evidenced by or incurred under the terms of this the Asset Assignment Agreement and the related Share Exchange Agreement, the Assumed and Amended  Security Agreement, the Assumption of Note and Amended Secured Promissory Note and or any other agreements made an entered into in connection with the same.

5.   REPRESENTATIONS AND WARRANTIES OF ASSIGNOR.

Assignor represents and warrants to Assignee that:

5.1   Assignor was duly incorporated in the state of Nevada and has the corporate power and authority to enter into and perform the obligations imposed by this Agreement. The execution and performance of this Agreement has been duly authorized by all necessary corporate proceedings.

5.2   The execution and delivery of this Agreement will not conflict with, result in a breach of any provision of, or constitute a default (or an event which would constitute a default upon the giving of any required Notice or upon a lapse of time) under Assignor’s Certificate of Incorporation, By-laws, or the provisions of any agreement, contract or administrative order, consent decree or other instrument to which Assignor is a party.

5.3   This Agreement is a valid and binding obligation of the Assignor, enforceable against Assignor in accordance with its terms.

5.4   Assignor is the lawful owner of the Assets, subject to the Secured Debt.

5.5   There is no litigation or proceeding pending or, to the best knowledge of the Assignor, or threatened against Assignor which would have any material effect on the validity or performance of this Agreement.

6.   REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF ASSIGNEE.

Assignee represents and warrants to, and agrees with, Assignor as follows:

6.1   Assignee was duly formed as a limited liability company in the state of California and has the requisite power and authority to enter into and perform the obligations imposed by this Agreement. The execution and performance of this Agreement has been duly authorized by all necessary limited liability company proceedings.

6.2   The execution and delivery of this Agreement will not conflict with, result in a breach of any provision of, or constitute a default (or an event which would constitute a default upon the giving of any required Notice or upon a lapse of time) under Assignee’s Charter, By-laws, or the provisions of any agreement, contract or administrative order, consent decree or other instrument to which Assignee is a party.

6.3   Assignee shall procure consents of Assignment Agreement regarding the contemplated assignment hereunder from all parties required to effect the terms of this Assignment Agreement.

6.4   This Agreement is a valid and binding obligation of the Assignee, enforceable against Assignee in accordance with its terms.

6.5   There is no litigation or proceeding pending or, to the best knowledge of the Assignee, or threatened against Assignee which would have any material effect on the validity or performance of this Agreement.

7.   Miscellaneous.

7.1   Notices.  All notices, requests, demands and other communications (collectively, “Notices”) given pursuant to this Agreement shall be in writing, and shall be delivered by personal service, courier, facsimile transmission, email transmission of a pdf format data file or by United States first class, registered or certified mail, addressed to the following addresses:

If to Assignor:

Red Rock Pictures Holdings, Inc.
Address:
Attn:  Chief Executive Officer
1710 First Avenue
New York, NY 10028

If to Assignee:

Revolution Oils, LLC aka Red Rock Direct, LLC
6019 Olivas Park Drive, Suite C
Ventura, CA  93003

Any Notice, other than a Notice sent by registered or certified mail, shall be effective when received; a Notice sent by registered or certified mail, postage prepaid return receipt requested, shall be effective on the earlier of when received or the third day following deposit in the United States mail (or on the seventh day if sent to or from an address outside the United States).  Any Party may from time to time change its address for further Notices hereunder by giving Notice to the other Party in the manner prescribed in this Section.

7.2   Entire Agreement.  This Agreement contains the sole and entire agreement and understanding of the Parties with respect to the entire subject matter of this Agreement, and any and all prior discussions, negotiations, commitments and understandings, whether oral or otherwise, related to the subject matter of this Agreement are hereby merged herein.  This Agreement supersedes and cancels any prior agreements relating to the subject matter contained herein.

7.3   Waiver and Amendment.  No provision of this Agreement may be waived unless in writing signed by all the Parties to this Agreement, and waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision.  This Agreement may be amended only by a written agreement executed by all of the Parties to this Agreement.

7.4   Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Party, it being understood that both Parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

7.5   Legal Fees, Costs and Expenses.  Each Party shall bear their own legal fees, costs and expenses, in connection with the drafting, negotiation, execution, delivery and closing of the assignment of Assets under this Agreement.

7.6   Survival After Closing.  The representations and warranties of the Parties contained in this Agreement shall survive the Closing and continue in full force and effect for a period of eighteen (18) months (“Survival Period”) following the date of the Closing (the “Closing Date”).  All covenants and agreements contained in this Agreement shall survive the Closing in accordance with their terms.  No Party may make or assert any claim under any representation or warranty of the other Party contained herein after the expiration of the Survival Period applicable to such representation or warranty.  Any claim made or asserted within the applicable Survival Period prescribed above shall survive such expiration until such claim is finally resolved and all obligations with respect thereto are fully satisfied.

7.7   Additional Undertakings.  Each of the Parties agrees to take such actions as are reasonably necessary to carry out the intentions of the Parties under this Agreement, including but not limited to the prompt execution and delivery of any documents reasonably necessary to carry out and perform the terms or intention of this Agreement.

7.8   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the state of Nevada, USA, without regard to conflicts of laws or principles, and each Party hereby agrees that all performances due and transactions undertaken pursuant to this Agreement shall be deemed to be due or have occurred in California, and the exclusive venue and place of jurisdiction for any litigation arising from or related to this Agreement shall be the state or federal courts located in California.

7.9   Headings.  The headings used in this Agreement are for convenience only, do not form a part of this Agreement, and shall not affect in any way the meaning or interpretation of this Agreement.

7.10   Enforcement of Agreement.  This Agreement is intended for the benefit of the Parties hereto and is not for the benefit of, nor may any provisions hereof be enforced by any other person, firm or entity.

7.11   Successors and Assigns.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties, and any attempts to do so without the consent of the other Parties shall be void and of no effect.

7.12   Attorney Fees.  In the event any Party breaches the terms of this Agreement, the non-breaching Parties shall be entitled to the recovery of their reasonable attorney’s fees and other professional costs and fees incurred in enforcing their rights hereunder.

7.13   Severability.  Whenever possible each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Assignor and Assignee have duly executed this Asset Assignment Agreement as of the day and year first written above.

	ASSIGNOR	ASSIGNEE

	RED ROCK PICTURES HOLDINGS, INC.	REVOLUTION OILS, LLC,
aka RED ROCK DIRECT LLC

By:	/s/	By:	/s/
	Anthony Gentile, President		Reno Rolle, Managing Member

FORMER PRINCIPALS

RENO ROLLE

Reno Rolle, Individually

TODD WISEMAN

Todd Wiseman, Individually

Acknowledgement and Consent
Crisnic Fund S.A. hereby confirms and agrees to the provisions of this Asset Assignment Agreement:

Crisnic Fund S.A.

By:
Name: Tony Gentile
Title: President

EXHIBIT A

[ASSUMED AND AMENDED SECURED PROMISSORY NOTE]

EXHIBIT B

[ASSUMED AND AMENDED SECURITY AGREEMENT